SUB-ITEM 77H
                                CHANGE IN CONTROL

As of February 28, 2006, Comerica Bank, on behalf of Stewart Title of California Inc., owned 40.0% of Daily Assets Government Fund (the "Fund") and thus controlled the Fund. As of August 31, 2006, Comerica sold all of its shares of the Fund held on behalf of Stewart Title of California Inc. and thus no longer controlled the Fund.